ZIONS BANCORPORATION

January 27, 2012

Dear Ms. Hunsaker:

We have received your comment letter dated January 26, 2012 related to the December 31, 2010 Fiscal Year-End Form 10-K filed March 1, 2011 and the September 30, 2011 Fiscal Quarter-End Form 10-Q filed November 9, 2011, for Zions Bancorporation (File No. 001-12307).

As acknowledged today with Lindsay McCord, we expect to provide our response no later than February 14, 2012.

By:	/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Corporate Controller